UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934*

(Amendment No. 1)

Horizon Offshore, Inc.
(Name of Issuer)

Common Stock, $1.00 par value
(Title of Class of Securities)

44043J 10 5
(CUSIP Number)

March 7, 2001
(Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[x] Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44043J 10 5

        1)     Name of Reporting Person
                I.R.S. Identification No. of Above Person (entities only)
                Elliott Associates, L.P.
                22-2140975

        2)     Check the Appropriate Box if a Member of a Group (See Instructions)
                (a).........................................................................................................         _____
                (b).........................................................................................................         _____

        3)     SEC Use Only

        4)     Citizenship or Place of Organization
                United States of America

Number of Shares Bene- ficially Owned by Each Reporting Person With	(5)	Sole Voting Power	3,665,209
	(6)	Shared Voting Power	0
	(7)	Sole Dispositive Power	3,665,209
	(8)	Shared Dispositive Power	0

        9)     Aggregate Amount Beneficially Owned by Each
                Reporting Person .....................................................................................    3,665,209 shares

       10)   Check if the Aggregate Amount in Row (9)Excludes Certain Shares (See Instructions)

        11)     Percent of Class Represented by Amount
                  in Row (9) .............................................................................................            15.7%

        12)    Type of Reporting Person (See Instructions)............................................             PN

CUSIP No. 44043J 10 5

        1)     Name of Reporting Person
                I.R.S. Identification No. of Above Person (entities only)
                Highwood Partners, L.P.
                13-3803701

         2)    Check the Appropriate Box if a Member of a Group (See Instructions)

                (a).........................................................................................................          _____
                (b).........................................................................................................          _____

        3)     SEC Use Only

        4)     Citizenship or Place of Organization
                United States of America

Number of Shares Bene- ficially Owned by Each Reporting Person With	(5)	Sole Voting Power	3,665,209
	(6)	Shared Voting Power	0
	(7)	Sole Dispositive Power	3,665,209
	(8)	Shared Dispositive Power	0

        9)     Aggregate Amount Beneficially Owned by Each
                Reporting Person .....................................................................................     3,665,209 shares

        10)  Check if the Aggregate Amount in Row (9)Excludes Certain Shares (See Instructions)

        11)  Percent of Class Represented by Amount
                in Row (9) .............................................................................................             15.7%

        12)  Type of Reporting Person (See Instructions) ............................................              PN

Item 1(a)         Name of Issuer:

                                             Horizon Offshore, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                                             2500 CityWest Boulevard, Suite 2200
                                             Houston, Texas 77042

Item 2(a)         Name of Person Filing:

                                             Elliott Associates, L.P.

Item 2(b)         Address of Principal Business Office:

                                             712 5th Avenue
                                             New York, New York 10019

Item 2(c)         Citizenship:

                                             United States

Item 2(d)         Title of Class of Securities:

                                             Common Stock, $1.00 par value

Item 2(e)         CUSIP Number:

                                             44043J 10 5

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
(a)	[ ]	Broker or Dealer registered under Section 15 of the Act
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act
(c)	[ ]	Insurance Company as defined in section 3(a)(19) of the Act
(d)	[ ]	Investment Company registered under section 8 of the Investment Company Act
(e)	[ ]	Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
(f)	[ ]	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ' 240.13d-1(b)(1)(ii)(F)
(g)	[ ]	Parent Holding Company, in accordance with ' 240.13d-1(b)(ii)(G) (Note: See Item 7)
(h)	[ ]	Group, in accordance with ' 240.13d.13d-1(b)(1)(ii)(H)

Item 4.             Ownership:

                        (a)     Amount Beneficially Owned.....................................................................3,665,209

                        (b)     Percent of Class............................................................................................15.7%

                        (c)     Number of shares as to which such person has:

                                (i)      sole power to vote or to
                                         direct the vote.................................................................................3,665,209

                                (ii)     shared power to vote or to
                                         direct the vote .............................................................................................0

                                (iii)    sole power to dispose or to
                                         direct the disposition of...................................................................3,665,209

                                (iv)    shared power to dispose or to
                                         direct the disposition of.................................................................................0

Item 5.

Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

 Item 6.              Ownership of More than Five Percent on Behalf of Another Person:

                          Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                         Not applicable.

Item 8.              Identification and Classification of Members of the Group:

                        Not applicable.

Item 9.             Notice of Dissolution of Group:

                        Not applicable.

Item 10.           Certification:

                        Not applicable.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of March 8, 2001.

                                                                                              ELLIOTT ASSOCIATES, L.P.
                                                                                              By:     Elliott Capital Advisors, L.P.,
                                                                                                        as general partner

                                                                                              By:     Braxton Associates, Inc.,
                                                                                                        as general partner

                  March 8, 2001                                                    By:         /s/ Elliott Greenberg
                         Date                                                                          Elliott Greenberg
                                                                                                              Vice President

                                                                                              HIGHWOOD PARTNERS, L.P.
                                                                                              By:     Highwood Associates, Inc.
                                                                                                        Its General Partner

                  March 8, 2001                                                   By:          /s/ Elliott Greenberg
                        Date                                                                           Elliott Greenberg
                                                                                                              Vice President